UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Comprehensive Care Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204620-20-7

(CUSIP Number)

John M. Hill

c/o

Comprehensive Care Corporation

3405 West Dr. Martin Luther King, Jr., Boulevard, Suite 101, Tampa, Florida, 33607, 813-288-4808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Filer’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John M. Hill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 7,153,500
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 7,153,500
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,153,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

Item 1.	SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $0.01 per share (“Common Stock”), of Comprehensive Care Corporation (the “Issuer”), and the principal executive offices of the Issuer are located at 3405 West Dr. Martin Luther King, Jr. Boulevard, Suite 101, Tampa, Florida, 33607.

Item 2.	IDENTITY AND BACKGROUND

(a)-(c) John M. Hill, c/o Comprehensive Care Corporation, 3405 W. Dr. Martin Luther King, Jr., Blvd., Suite 101, Tampa, Florida, is a member of the Issuer’s Board of Directors and is employed by the Issuer as Co-Chief Executive Officer.

(d)-(f) The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 31, 2009 Mr. Hill was granted a warrant to purchase up to 70 shares of the Issuer’s Series D Convertible Preferred Stock. No consideration was required in exchange for the warrant.

Item 4.	PURPOSE OF TRANSACTION

On March 31, 2009, the Reporting Person was granted a warrant to purchase at the holder’s option at any time after issuance and prior to March 31, 2012 up to 70 shares of the Issuer’s Series D Convertible Preferred Stock (“Series D Stock”) at an exercise price of $25,000 per share (equivalent to $0.25 per Common Share). The Series D Stock acquirable by the Reporting Person may be converted into 100,000 shares of Common Stock per share of Series D Stock, or an aggregate of 7,000,000 shares of Common Stock. Each share of Series D Stock is convertible in whole or in part at the option of the holder at any time after the date of issuance and without the payment of any additional consideration. In addition, as long as the Reporting Person holds a share of Series D Stock, he will be entitled to notice of any stockholders’ meeting and to vote on any matters on which the Common Stock may be voted. In accordance with the terms of the Series D Stock, the Reporting Person is entitled to the number of votes per share of Series D Stock that the holder of 500,000 shares of Common Stock would be entitled to, or an aggregate of 35,000,000 votes.

At the time of issuance of the warrant, the amount of authorized and available common stock of the Issuer was insufficient to fulfill a request to convert a share of Series D Stock. Sufficient authorized Common Stock became available on June 17, 2009 with the filing in the Issuer’s state of incorporation of an amendment to the Issuer’s Restated Certificate of Incorporation to increase the amount of the Issuer’s authorized Common Stock, enabling the Series D Preferred shares to become fully convertible.

The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Issuer or its subsidiaries, or other transactions which might have the effect of causing Issuer’s Common Stock to cease to be listed on an exchange market or causing the Common Stock to become eligible for termination of registration under section 12(g) of the Act. The Reporting Person also retains the right to change his investment intent at any time, to acquire additional shares of Common Stock or other securities of Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by him (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership: As of the date of this Schedule 13D, Mr. Hill beneficially owns 7,153,500 shares of Common Stock which includes 3,500 shares held directly, 7,000,000 shares from the assumed purchase and conversion of his aforementioned Series D Stock and 150,000 shares by virtue of assumed exercise of Mr. Hill’s stock options on the Common Stock of the Issuer that are currently exercisable. Mr. Hill’s total beneficial ownership of shares represents 15.3% of all shares of Common Stock of the Issuer, including those shares issuable upon purchase and conversion of Mr. Hill’s Series D Convertible Preferred Stock and shares issuable upon exercise of his stock options. Applicable percentage of ownership is based on 39,639,089 shares of Common Stock outstanding as of June 26, 2009 and 7,150,000 shares owned beneficially through Mr. Hill’s right to acquire Common Stock by purchase and conversion of the Series D Stock and exercise of Mr. Hill’s stock options, as described herein, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(b)	Power to Vote and Dispose of Issuer Shares: Mr. Hill holds sole power to vote and dispose of the shares beneficially owned by him.

(c)	Transactions Effected During the Past 60 days: None.

(d)	Right of Others to Receive Dividends of Proceeds of Sale: Not Applicable.

(e)	Date Ceased to be Beneficial Owner of More Than Five Percent: Not Applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 29, 2009
Date

/s/ John M. Hill
Signature

John M. Hill
Name/Title

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